Mail Stop 0510

April 11, 2005

via U.S. mail and facsimile

Mr. Chris Decker
Chief Financial Officer
Security Intelligence Technologies, Inc.
145 Huguenot Street
New Rochelle, New York 10801

	RE:	Security Intelligence Technologies, Inc.
		Form 10- KSB for the fiscal year ended June 30, 2004 Forms 10-QSB for the quarters ended September 30 and
                         December 31, 2004
		Form 8-K filed March 24, 2005

		File No. 0-31779

Dear Mr. Decker:

      We have reviewed your response letter dated February 28,
2005
and have the following additional comments.


Form 10-KSB for the Year Ended June 30, 2004

Distribution Agreement, page 3
1. We note your response to prior comment 1. In future filings please disclose the annual minimum sales volume for the current year.

2. We note your response to prior comment 2. It appears that sales under the distribution agreement accounted for 33% and 25% of total sales for the three and six months ended December 31, 2004. Since sales under this agreement appear to be material to the Company, in future filings please disclose the name of your supplier under the distribution agreement. For guidance, refer to paragraph (b)(5) of
Item 101 of Regulation S-B, which requires the names of principal suppliers to be disclosed.
General Overview, page 15
3. Please disclose in future filings the nature and status of this suit along with the amount of any accruals and when payment is expected to be made.
Joint Venture Agreements, page 17
4. In future filings, please disclose why the joint ventures have not generated any revenues as of June 30, 2004 and when you expect this to change.
Revenue Recognition, page 38
5. We note your response to prior comment 11. Please revise your disclose in future filings to address when revenue is recognized on your sophisticated monitoring systems that sometimes include installation and testing.
Accounting Controls
6. We note your response to prior comment 15. As part of your previous response you noted your independent auditors identified a weakness in your financial reporting. In light of this identified weakness, please tell us how you determined that your disclosure controls and procedures were nonetheless effective at year end. Refer to Release 33-8238 for guidance.

Form 10-QSB for the quarter ended December 31, 2004

Description of business
7. We note in your December 31, 2004 Form 10-QSB that you have re-focused your marketing efforts on your bomb jamming and cellular monitoring systems. In future filings please provide a description of these services.
Professional Fees and Legal Matters
8. We note that you have payables for professional fees and legal matters of $1.4 million as of December 31, 2004. Please tell us the amount, if any, that relate to unpaid audit fees and the period related to the unpaid fees.





Note 10 - Subsequent Events, page 13
9. It appears that shareholder approval is required for your 2005 stock plan per your disclosure in Note 10. In future filings please disclose when you expect to obtain shareholder approval.
General
10. We note your corporate location is in Rochelle, New York. Please tell us whether your current auditors are licensed to practice in New
York.

Form 8-K filled March 24, 2005

General
11. Please provide the staff with the Company`s analysis of the application of its reporting under SFAS 144. Please refer to paragraphs 41- 46 of SFAS 144.
12. Please advise the staff whether the company expects to secure substantive services from Menahem Cohen under the terms of the consulting agreement with him.

*    *    *    *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 824-5486, Nathan Cheney at (202) 942-1804, or me at (202) 942-1798 if you
have
questions regarding comments on the financial statements and related matters.



							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant


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Mr. Chris Decker
Security Intelligence Technologies, Inc.
April 11, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE